[Exhibit 132]

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Attention ITT Shareholders:


                         Why Cut Off The
                           Auction Now?


The ITT directors are absolutely committed to selling ITT in a fair and impartial auction in order to maximize shareholder value in accordance with ITT's "Revlon" duties. The ITT Board has established a special committee of four independent directors to oversee the auction process now underway for ITT.

This process has already created $3.5 billion in additional value for ITT shareholders. Remember, the first bid for ITT was Hilton's $55 per share offer--the highest bid is currently
Starwood Lodging's $85 per share offer.

We hope to induce an even higher offer for your shares by letting the auction continue. The Hilton nominees don't--they want to stop the auction now and accept Hilton's lower bid. How are your interests served by letting one of the bidders end the auction and negotiate with itself?

Vote for the ITT directors--let the auction continue until the highest possible price is obtained.


                VOTE TODAY FOR THE ITT DIRECTORS:
                      GET THE HIGHEST PRICE
                         FOR YOUR SHARES

It is too late to mail your proxy card. Call GEORGESON & COMPANY
INC., toll free at (800) 223-2064 for last-minute assistance in voting for the ITT directors.


                                                              ITT

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